Exhibit 12.1

Federal-Mogul Holdings Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Pre-tax income from continuing operations before adjustment for income or loss from equity investees (3)	2	(153)	123	(154)	(77)	144

Add:
Fixed Charges	81	150	137	166	167	168
Distributed income of equity investees	6	25	33	31	16	43
Subtract:
noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	3	7	8	7	7	6

Total earnings available for fixed charges:	86	15	285	36	99	349

Fixed Charges
Interest expensed and capitalized	71	125	102	133	133	135
Amortized premiums, discounts and capitalized expenses related to indebtedness	2	11	22	22	23	22
Estimate of the interest within rental expense (1)	8	14	13	11	11	11

	81	150	137	166	167	168

Ratio of earnings to fixed charges	1.1	(2)	2.1	(2)	(2)	2.1

(1) Estimated as one-fifth of operating lease expense

(2) For the years ended December 31, 2014, 2012 and 2011, the ratio was less than 1:1. Additional earnings of $135 million, $130 million, and $68 million, respectively, would have been needed to achieve coverage of 1:1 for the respective years.

(3) Includes $24 million of costs related to the loss on debt extinguishment for the year ended December 31, 2014.